

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

August 20, 2014

<u>**Via Email**</u>
Andrew Freedman, Esq.
Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: **Darden Restaurants, Inc.**
       Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A
       Filed on August 14, 2014 by Starboard, et al.

Dear Mr. Freedman:

We have reviewed your filings and have the following comments.

1.   Please refer to disclosure in which you state your current intentions to "vote all of the Starboard Group Shares in favor of the election of the Nominees…" but reserve the right to vote some or all of the Starboard Group Shares for some or all of the Company's director nominees as you see fit. Supplementally confirm and further clarify that you are not seeking to exercise discretionary proxy authority with respect to uninstructed shares such that non-Starboard Group Shares could be voted for nominees other than the Starboard nominees referenced in the proxy statement. Refer generally to Rules 14a-4(c) and Rule 14a-4(d).

2.   Please clarify the latest possible time the participants are reserving their right to vote for some or all of the company's nominees. If you anticipate reserving this right up to and including the meeting date, further highlight for shareholders that as a consequence, they will not know which of the company's nominees your shares will vote for.

3.   If discerned prior to the meeting, specify how you will inform shareholders of any material change in how the Starboard Group Shares will be voted.

4.   Please refer to prior comment 4 and disclosure on page 12, which compares the company's stock price performance since the Red Lobster sale through July 14, 2014. Please update the time period referenced to the most reasonable practicable date and make corresponding changes to analogous narrative disclosure that references the comparative information. Alternatively, explain why you have chosen a measurement period that ends on a specific date.

5.   Please clarify further whether Messrs. Blum, Stonsteby and Mock would be the persons most likely to be considered for the position of interim CEO if a successor CEO is not appointed prior to the end of calendar year.

6.   You disclose that you have not determined specific incumbent directors that you would consider adding back to the Board for a variety of reasons. To facilitate shareholders' understanding of the potential composition of an expanded board, please disclose whether there are incumbent directors that you would <u>not</u> consider adding to an expanded board. If <u>all</u> current incumbent directors potentially could be amongst the group of considered for inclusion, then revise to state this clearly.

7.   We note your response to prior comment 9. Please advise us supplementally of the shareholders with whom you have had discussions. Supplementally advise us of whether any of the nominees chosen were first suggested by any other shareholder. Further, please advise us supplementally of discussions and any preliminary understandings reached with any other shareholder (identifying the shareholder supplementally) regarding (i) which, if any, of the current slate of nominees would be considered for the position of interim CEO and (ii) which, if any, of the incumbent directors would be considered to be added to a possible expanded board.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact me at (202) 551-3757 if you have any questions regarding our comments.

                        Sincerely,

                        /s/ Mellissa Campbell Duru

                        Mellissa Campbell Duru
                        Special Counsel
                        Office of Mergers and Acquisitions